Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

6 June 2003


SEC MAIL PROCESSING
RECEIVED
JUN 16 2003
WASH. D.C. 188 SECTION


03022943

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Sandra Walters

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

Sandra Walters
Assistant Company Secretary

Enc:

dlw 6/24

File No 82-5205

BRAMBLES INDUSTRIES PLC

Brambles submits a merger notice to the Office of Fair Trading in the UK

Brambles announces that Recall Corporation ("Recall"), a wholly owned company in the Brambles Group, has today submitted a Merger Notice to the Office of Fair Trading under the Fair Trading Act 1973 in connection with its possible interest in the purchase of Hays IMS, which is the subject of a sale process being carried out by Hays Plc. The submission of the Merger Notice represents the first stage in obtaining merger clearance in the UK by Recall for any potential acquisition of Hays IMS. For the avoidance of doubt, Recall has not been selected as the preferred purchaser and has not entered into any agreement with Hays Plc for the purchase of Hays IMS. In accordance with the conditions surrounding the sale process being carried out by Hays Plc, no further comment will be made by Brambles or Recall.

6 June 2003

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7186

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 414 239 188
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	+61 (0) 2 9256 5255 Mobile +61 (0) 401 990 425

Brambles Industries is globally headquartered in Australia